NON-NEGOTIABLE PROMISSORY NOTE

Dated: [January 25, 2010]

FOR VALUE RECEIVED, Cadogan Opportunistic Alternatives Fund, LLC (“Payor” or the “Company”), a Delaware limited liability company issuing its “Shares” of limited liability company interests, hereby promises to pay each payee listed in Schedule A (each, a “Payee”) the Payment Amount (as defined in Section 2) in a single installment as discussed below.

This Note is being issued so that Payor may purchase Shares of the Company (the “Repurchased Shares”) from each Payee pursuant to the terms and subject to the conditions set out in the Offer to Purchase dated December 23, 2009 and the Notice of Intent to Tender submitted by such Payee (which Offer to Purchase and Notice of Intent to Tender, together with any amendments or supplements thereto collectively constitute the “Offer”).  This Note is not negotiable and is not interest-bearing.

1.           General Payment Provisions.  The Payor will make the Payment under this Note to each Payee in a single installment in such currency of the United States of America as will be legal tender at the time of payment.  Payment under this Note will be made by immediately available funds by wire transfer to each Payee’s account as previously identified to Payor by such Payee.

The Company’s duly authorized administrator (the “Administrator”) may decide, in its discretion, to make payment in cash, or by the distribution of securities in kind or partly in cash and partly in kind.  Any payment in the form of securities will be made by means of a separate arrangement entered into with the Payee in the sole discretion of the Administrator.

2.           Payment.  For each Payee, the “Payment Amount” will be an amount equal to the value of such Payee’s Repurchased Shares determined as of March 31, 2010 (the “Valuation Date”) (and valued within ten (10) business days thereafter in accordance with the Company’s limited liability company agreement).  The Payor will make payment under this Note as of the later of (1) a period of within thirty (30) days after the Valuation Date, or (2) if the Company has requested withdrawals of its capital from any portfolio funds in which the Company is invested in order to fund the purchase of the Shares, within ten (10) business days after the Company has received at least 90% of the aggregate amount withdrawn by the Company from the portfolio funds.

3.           Optional Prepayment.  This Note may be prepaid, without premium, penalty or notice, at any time.

4.           Events of Default.

(a)           The occurrence of any of the following events shall be deemed to be an “Event of Default” under this Note:

(i)           The Payor defaults in payment when due and any such default continues for a period of ten (10) days; or

(ii)           The Payor shall commence any proceeding or other action in bankruptcy or seek reorganization, arrangement, readjustment, dissolution, liquidation, winding-up, relief or composition of the Company or the debts of the Company under any law relating to bankruptcy, insolvency or reorganization or relief of debtors; (2) the Payor applies for, or consents or acquiesces to, the appointment of a receiver, conservator, trustee or similar officer for the Company or for all or substantially all of the property of the Company; (3) the Payor makes a general assignment for the benefit of creditors of the Company; or (4) the Payor generally admits its inability to pay its debts as they become due and payable; or

(iii)           The commencement of any proceeding or the taking of any other action against the Company in bankruptcy or seeking reorganization, arrangement, readjustment, dissolution, liquidation, winding-up, relief or composition of the Company or the debts of the Company under any law relating to bankruptcy, insolvency or reorganization or relief of debtors and the continuance of any of such events for sixty (60) days undismissed, unbonded or undischarged; or (2) the appointment of a receiver, conservator, trustee or similar officer for the Payor or for all or substantially all of the property of the Company and the continuance of any such event for sixty (60) days undismissed, unbonded or undischarged.

(b)           Upon the occurrence of an Event of Default, the entire unpaid amount of this Note outstanding shall become immediately due and payable, without presentment, demand, protest, or other notice of any kind, all of which are expressly waived, and without any action on the part of the Payees.

5.           Miscellaneous.

(a)           Governing Law; Consent to Jurisdiction.  This Note and the rights and remedies of the Payor and Payees will be governed by and construed in accordance with the laws of the State of New York applicable to agreements made and to be wholly performed within such State, without regard to the conflict of laws principles of such State.  Any legal action, suit or proceeding arising out of or relating to this Agreement may be instituted in any state or federal court located within the County of New York, State of New York, and each party hereto agrees not to assert, by way of motion, as a defense, or otherwise, in any such action, suit or proceeding, any claim that it is not subject personally to the jurisdiction of such court, that the venue of the action, suit or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

(b)           Notices.  All communications under this Note will be given in writing, sent by telecopier or registered mail to the address set forth below or to such other address as such party will have specified in writing to the other party hereto, and will be deemed to have been delivered effective at the earlier of its receipt or within two (2) days after dispatch.

If to Payor, to:	Cadogan Opportunistic Alternatives Fund, LLC
149 Fifth Avenue
15th Floor

2

New York, New York 10010
Telephone: (212) 585-1600
Facsimile: (212) 585-1620
Attention: Matthew Jenal

If to a Payee, to the address of the Payee set forth in Schedule A.

(c)           Severability, Binding Effect.  Any provision of this Note that is prohibited or unenforceable in any jurisdiction will, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction will not invalidate or render unenforceable such provision in any other jurisdiction.

(d)           Amendment; Waiver.  No provision of this Note may be waived, altered or amended, except by written agreement between the Payor and the relevant Payee.

(e)           Waiver of Presentment.  Payor hereby waives presentment, protest, demand for payment and notice of default or nonpayment to or upon Payor with respect to this Note.

(f)           Entire Agreement.  This Note and the Offer set out the entire agreement between the parties and supersede any prior oral or written agreement between the parties.

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IN WITNESS WHEREOF, Payor has duly caused this Note to be duly executed on its behalf as of the date first above written.

CADOGAN OPPORTUNISTIC ALTERNATIVES FUND, LLC

By:
Name:
Title:

Schedule A

Payee	Address	Telephone Number	Fax Number